UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Penwest Pharmaceuticals Co.
(Name of Subject Company (Issuer))

West Acquisition Corp.
and
Endo Pharmaceuticals Holdings Inc.
(Names of Filing Persons (Offerors))

Common Stock par value $0.001 per share
(Title of Class of Securities)

709754105
(CUSIP Number of Class of Securities)

Caroline B. Manogue
Executive Vice President, Chief Legal Officer and Secretary
Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317
(610) 558-9800
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.
Ann Beth Stebbins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$168,332,819.65	$12,002.13

(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $5.00 net per share in cash and (y) 31,946,576 shares of common stock, par value $0.001 per share (“Shares”), of Penwest Pharmaceuticals Co., a Washington corporation (“Penwest”), outstanding as of August 6, 2010 (including 64,000 Shares that were outstanding as of the relevant time but were subject to vesting or other forfeiture restrictions or a right of repurchase by Company as of such time), as represented by Penwest in the Merger Agreement (as defined herein), (ii) the product of (x) 1,195,465 outstanding and unexercised options to acquire Shares with an exercise price of less than $5.00 per share as of August 6, 2010 and (y) the difference between (A) the offer price of $5.00 net per Share and (B) $2.50, which represents the weighted average exercise price of the outstanding and unexercised options with an exercise price of less than $5.00 per share as of August 6, 2010 and (iii) the product of (x) 4,070,301 Shares underlying warrants with an exercise price of less than $5.00 per share as of August 6, 2010 and (y) the difference between (A) the offer price of $5.00 per share and (B) $3.62, which represents the exercise price of the warrants.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009 by multiplying the transaction value by 0.00007130.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,002.13	Filing Party: West Acquisition Corp. and Endo Pharmaceuticals Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: September 20, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 3 (“Amendment No. 3”) amends the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on August 20, 2010, as amended on September 3, 2010 and September 7, 2010, by Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”), and West Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Endo, which relates to the offer by Purchaser to purchase all Shares, of Penwest, at a price of $5.00 per Share, net to the seller in cash less any required withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 3 is filed solely for the following purposes: to announce the results of the Offer and to supplement Item 12 with additional exhibits.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“At 12:00 midnight, New York City time, on Friday, September 17, 2010, the offering period of the Offer expired. Based on preliminary information from the Depositary, as of the expiration of the offering period of the Offer, a total of 30,810,778 Shares were tendered and not withdrawn pursuant to the Offer, representing approximately 82.80% of the currently outstanding Shares (including 858,109 Shares delivered through notices of guaranteed delivery).

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition. Purchaser has accepted for payment all validly tendered and not withdrawn Shares.

On September 20, 2010, Endo issued a press release announcing that Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn during the initial offering period of the Offer. The full text of the press release is attached as Exhibit (a)(5)(J) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

 Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated August 20, 2010

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Conditional Election Form, including Instruction for Conditional Exercise for Tender of Option Shares and Warrant Shares

(a)(1)(G)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(H)*	Press Release of Endo, dated August 9, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(a)(1)(I)*	Form of summary advertisement, published August 20, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*
Slide Presentation of Endo Pharmaceuticals Holdings Inc., dated August 12, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 12, 2010)

(a)(5)(B)*	Chapter 23B.13 of the Washington Business Corporation Act

(a)(5)(C)*	Complaint filed by Steve Jackson in the Superior Court of Washington in and for King County on August 11, 2010

(a)(5)(D)*	Complaint filed by Steve Welsch in the Supreme Court of the State of New York, County of Putnam on August 12, 2010

(a)(5)(E)*	Complaint filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 18, 2010

(a)(5)(F)*	Amended complaint filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 25, 2010

(a)(5)(G)*	Complaint filed by American Capital Management LLC in the United States District Court for the Southern District of New York on August 26, 2010

(a)(5)(H)*	Complaint filed by Don Pederson in the United States District Court for the Southern District of New York on August 27, 2010

(a)(5)(I)*	Amended complaint filed by Steve Jackson in the Superior Court of Washington in and for King County on August 31, 2010

(a)(5)(J)
Press Release of Endo, dated September 20, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on September 20, 2010)

(b)	Not applicable

(d)(1)*
Agreement and Plan of Merger, dated as of August 9, 2010, by and among Endo, Purchaser and Penwest (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on August 11, 2010)

(d)(2)*	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 10.93 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(d)(3)*	Confidentiality Agreement, dated as of July 30, 2010, by and between Endo and Penwest

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Pharmaceuticals Holdings Inc.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

West Acquisition Corp.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: September 20, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated August 20, 2010

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Conditional Election Form, including Instruction for Conditional Exercise for Tender of Option Shares and Warrant Shares

(a)(1)(G)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(H)*	Press Release of Endo, dated August 9, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(a)(1)(I)*	Form of summary advertisement, published August 20, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*
Slide Presentation of Endo Pharmaceuticals Holdings Inc., dated August 12, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 12, 2010)

(a)(5)(B)*	Chapter 23B.13 of the Washington Business Corporation Act

(a)(5)(C)*	Complaint filed by Steve Jackson in the Superior Court of Washington in and for King County on August 11, 2010

(a)(5)(D)*	Complaint filed by Steve Welsch in the Supreme Court of the State of New York, County of Putnam on August 12, 2010

(a)(5)(E)*	Complaint filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 18, 2010

(a)(5)(F)*	Amended complaint filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 25, 2010

(a)(5)(G)*	Complaint filed by American Capital Management LLC in the United States District Court for the Southern District of New York on August 26, 2010

(a)(5)(H)*	Complaint filed by Don Pederson in the United States District Court for the Southern District of New York on August 27, 2010

(a)(5)(I)*	Amended complaint filed by Steve Jackson in the Superior Court of Washington in and for King County on August 31, 2010

(a)(5)(J)
Press Release of Endo, dated September 20, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on September 20, 2010)

(b)	Not applicable

(d)(1)*
Agreement and Plan of Merger, dated as of August 9, 2010, by and among Endo, Purchaser and Penwest (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on August 11, 2010)

(d)(2)*	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 10.93 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(d)(3)*	Confidentiality Agreement, dated as of July 30, 2010, by and between Endo and Penwest

(g)	Not applicable

(h)	Not applicable

*	Previously filed